Cracker Barrel Old Country Store, Inc.
305 Hartmann Drive
Lebanon, Tennessee 37087

April 8, 2011
VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn.: Ms. Julie F. Rizzo

RE:	Cracker Barrel Old Country Store, Inc.
Form 10-K for the Fiscal Year Ended July 30, 2010
Filed September 28, 2010
File No. 000-25225

Dear Ms. Rizzo:

Cracker Barrel Old Country Store, Inc. (sometimes referred to herein as the “Registrant”), submits this response to the letter of April 4, 2011 from the staff (the “Staff”) of the United States Securities and Exchange Commission to the undersigned regarding the above-referenced Annual Report on Form 10-K.  For convenience, we have reproduced the Staff's comment immediately preceding the Registrant’s response.

Definitive Proxy Statement on Schedule 14A

Director Compensation Table, page 23

Comment

1.           Although we note your response to our prior comment four, please confirm that in future filings you will revise your disclosure to clarify that you have disclosed the aggregate grant date of stock awards in the Director Compensation Table as computed in accordance with FASB ASC Topic 718.

Response

In a call between Tonya Bryan and the undersigned, Ms. Bryan confirmed that your comment should refer to “aggregate grant date fair value,” and I assume that you are referring to the table on page 33 rather than page 23 of the proxy statement.  With those two items of clarification, as stated previously, the Registrant hereby confirms that in future filings, our disclosure will be revised to clarify that we have disclosed the aggregate grant date fair value of stock awards in the Director Compensation Table and that such value has been computed in accordance with FASB ASC Topic 718.

Ms. Julie F. Rizzo
Securities and Exchange Commission
April 8, 2011
Page

* * *

The Registrant hereby acknowledges that:

▪	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust that this has been responsive to the Commission's comment.  If there are additional questions or comments, please contact the undersigned.

Very truly yours,

Cracker Barrel Old Country Store, Inc.

By:	/s/ Lawrence E. Hyatt
Lawrence E. Hyatt
Senior Vice President and Chief Financial Officer